UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated December 2, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: December 2, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

ENBRIDGE’S $2.6 BILLION SANDPIPER PROJECT SECURES ANCHOR SHIPPER, REINFORCING LIGHT OIL MARKET ACCESS PROGRAM

HOUSTON, TEXAS; CALGARY, ALBERTA (November 25, 2013) – Enbridge Energy Partners, L.P. (NYSE : EEP) (“Enbridge Partners” or “the Partnership”) and Enbridge Inc. (TSX, NYSE : ENB) (“Enbridge”) today announced that Marathon Petroleum Corporation (“MPC”) has been secured as an anchor shipper for the $2.6 billion Sandpiper Pipeline Project (“Project”) component of Enbridge’s overall $6.2 billion Light Oil Market Access Program (“LOMA Program”) which was announced on December 6, 2012. The Sandpiper Pipeline Project will be integrated with the Partnership’s North Dakota System. MPC will fund 37.5% of the Project in exchange for an approximate 27% equity interest in the North Dakota System.

The LOMA Program consists of several distinct projects which will collectively allow an additional 400,000 barrels per day (bpd) of light crude oil from Western Canada, and from the Bakken formation in North Dakota, to access premium markets in Eastern Canada and the U.S. Midwest. The Program includes the 300,000 bpd Southern Access Extension Pipeline from Flanagan to the Patoka, Ill. hub; an 80,000 bpd upsize of the Line 9 reversal project to move crude oil from Sarnia, Ont. to refineries in Ontario and Quebec; and enhancements to the flexibility of Enbridge’s mainline in Western Canada. These projects are all funded by Enbridge Inc. The Program also includes an upsize of the Eastern Access Program U.S. mainline expansion project between Griffith, Ind. and Sarnia, which is being jointly funded by the Partnership and Enbridge. Sandpiper, which will now be jointly funded by the Partnership and MPC, is a critical component of the LOMA Program because it ties rapidly expanding production from the Bakken into the rest of the Program. The securement of a significant committed shipper on Sandpiper complements existing commitments on the Southern Access Extension and Line 9 reversal projects and reinforces the overall program.

The Sandpiper Project will expand and extend the Partnership’s North Dakota feeder system. The Bakken takeaway capacity of the Partnership’s North Dakota System will be expanded by 225,000 bpd to a total of 580,000 bpd with a target in-service date of early 2016. The expansion will involve construction of a 24-inch diameter line from Beaver Lodge, ND, to Clearbrook, Minn., and a 30-inch diameter line from Clearbrook to the Superior, Wis., mainline system terminal. The new line will serve as a twin to the existing 210,000 bpd North Dakota System mainline, which now terminates at the Clearbrook Terminal, adding 225,000 bpd of capacity on the twin line between Beaver Lodge and Clearbrook and 375,000 bpd between Clearbrook and Superior. The Project will minimize environmental impacts by using the same corridor as the Partnership’s existing pipelines for most of its path from Berthold to Superior. Enbridge’s Neutral Footprint program also ensures that a tree is planted for every tree removed during construction and an acre of land is conserved for every acre of wilderness permanently impacted.

The commercial framework of the Sandpiper Project is consistent with the Partnership’s objective of securing low-risk commercial structures that will deliver long-lived earnings and cash flows to its unitholders, and thereafter it will provide significant accretion in distributable cash flow upon completion in early 2016.

“The Sandpiper Project provides much needed pipeline capacity to enable rapidly growing Bakken crude oil production, in conjunction with the Partnership’s Lakehead mainline system and the other components of the overall LOMA Program, to access premium markets in Eastern Canada and the U.S. Midwest,” said Stephen J. Wuori, president of Enbridge Liquids Pipelines and Major Projects. “We are delighted to welcome Marathon Petroleum as both a committed shipper and a partner. Their shipping commitment demonstrates the economic attractiveness of establishing a low-cost reliable pipeline solution for Bakken producers to access the premium North American markets for light crude oil.”

An open season will be undertaken for the Sandpiper Project to provide all shippers with an equal opportunity to enter into capacity commitments on the Project. An appropriate amount of capacity will be reserved for uncommitted shippers at tolls which will be integrated with the North Dakota System. Sandpiper capacity will be expanded if necessary to maintain this reserve.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 15 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Midcontinent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Enbridge Energy Management, L.L.C. (NYSE: EEQ) manages the business and affairs of Enbridge Partners, and its sole asset is an approximate 19 percent limited partnership interest in Enbridge Partners. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE:ENB) (TSX:ENB) is the general partner of Enbridge Partners and holds an approximate 21 percent interest in Enbridge Partners together with all of the outstanding preferred interests in Enbridge Partners.

Forward Looking Statements

This news release includes forward-looking statements and projections, which are statements that do not relate strictly to historical or current facts. These statements frequently use the following words, variations thereon or comparable terminology: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “should,” “strategy,” “will” and similar words. Although we believe that such forward looking statements are reasonable based on currently available information, such statements involve risks, uncertainties and assumptions and are not guarantees of performance. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our or Enbridge Partners’ ability to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include: (1) changes in the demand for or the supply of, forecast data for and price trends related to crude oil, liquid petroleum, natural gas and NGLs, including the rate of development of the Alberta Oil Sands; (2) Enbridge Partners’ ability to successfully complete and finance expansion projects; (3) the effects of competition, in particular, by other pipeline systems; (4) shut-downs or cutbacks at facilities of Enbridge Partners or refineries, petrochemical plants, utilities or other businesses for which Enbridge Partners transports products or to whom Enbridge Partners sells products; (5) hazards and operating risks that may not be covered fully by insurance, including those related to Line 6B and any additional fines and penalties assessed in connection with the crude oil release on that line; (6) changes in or challenges to Enbridge Partners’ tariff rates; and (7) changes in laws or regulations to which Enbridge Partners is subject, including compliance with environmental and operational safety regulations that may increase costs of system integrity testing and maintenance.

Reference should also be made to our filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the most recently completed fiscal year and subsequently filed Quarterly Reports on Form 10-Q for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov).

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Enbridge Inc. Jody Balko Investment Community(403) 231-5720 jody.balko@enbridge.com

Enbridge Energy Partners, L.P.	Enbridge Energy Partners, L.P.
Terri Larson Media (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Investment Community (866) EEP INFO or (866) 337-4636 Email: eep@enbridge.com